Exhibit 99.1

Shift Announces Its Intention to Commence an Offer to Exchange Its Publicly Traded Warrants

SAN FRANCISCO -- November 5, 2020 -- Shift (Nasdaq: SFT), a leading end-to-end ecommerce platform for buying and selling used cars, today announced that it has filed a preliminary proxy statement and Schedule TO which contemplates its intention to commence an offer to all holders of Shift’s outstanding publicly-traded warrants to exchange shares of Shift common stock and cash for each warrant tendered.

Shift expects to file a definitive proxy statement on or about November 16, 2020, following which Shift expects to commence an exchange offer for the warrants that will be open for no less than 20 business days.

Under the terms of the proposed exchange offer, Shift warrant holders would have the opportunity to exchange each of their warrants for a fractional share (0.25) of Shift common stock and $1.00 in cash. The closing share price of Shift’s common stock on November 4, 2020, the last trading day prior to today's announcement, was $8.86. Shift is also soliciting consents to amend the Warrant Agreement, dated as of March 19, 2019, by and between Shift and Continental Stock Transfer & Trust Company, which governs the warrants, to permit Shift to require that each outstanding warrant be converted into a combination of 0.225 shares of Shift common stock and $0.90 in cash. If all outstanding warrants are tendered in the exchange offer, the warrant overhang of 7,532,494 shares would be eliminated and approximately 1,883,123 shares of Shift common stock would be issued to warrant holders in exchange for those warrants (in addition to the cash consideration received by the warrant holders).

The terms and conditions of the exchange offer will be described in an offer to exchange and related letter of transmittal and consent that will be sent to Shift’s warrant holders shortly after commencement of the exchange offer. The exchange offer will be subject to certain conditions described in the offer to purchase. The exchange offer will be held open for at least twenty business days following its commencement, and tenders of warrants must be made prior to the expiration of the exchange offer period.

None of Shift, its Board of Directors, the dealer manager for the exchange offer, the information agent or the depositary will make any recommendation to warrant holders as to whether to tender or refrain from tendering their warrants or as to the price or prices at which they might choose to tender their warrants pursuant to the proposed exchange offer. Securityholders must make their own decision as to whether to tender their warrants and, if so, how many warrants to tender.

Pre-Commencement Communications

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Shift’s common stock or other securities. The anticipated exchange offer described in this press release has not yet commenced, and while Shift intends to commence the exchange offer as soon as reasonably practicable and to subsequently complete the exchange offer, there can be no assurance that Shift will commence or complete the exchange offer on the terms described in this press release, or at all. If Shift commences the exchange offer, the solicitation and offer to exchange warrants will be made only pursuant to an offer to exchange, letter of transmittal and related materials that Shift intends to distribute to its stockholders and file with the Securities and Exchange Commission (the "SEC"). The full details of the exchange offer, including complete instructions on how to tender shares, will be included in the offer to exchange, letter of transmittal and related materials, which will become available to warrant holders upon commencement of the exchange offer.

Prior to making any decision with respect to the proposed exchange offer, securityholders should read carefully the information in the offer to exchange, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the exchange offer. A free copy of the exchange offer documents that will be filed with the SEC may be obtained when filed from the SEC's website at www.sec.gov or by calling the information agent (to be identified at the time the offer is made). Warrant Holders are urged to read these materials, when available, carefully prior to making any decision with respect to the exchange offer.

About Shift

Shift is a leading end-to-end auto ecommerce platform transforming the used car industry with a technology-driven, hassle-free customer experience. Shift’s mission is to make car purchase and ownership simple — to make buying or selling a used car fun, fair, and accessible to everyone. Shift provides comprehensive, digital solutions throughout the car ownership lifecycle: finding the right car, having a test drive brought to you before buying the car, a seamless digitally-driven purchase transaction including financing and vehicle protection products, an efficient, digital trade-in/sale transaction, and a vision to provide high-value support services during car ownership. For more information, visit www.shift.com.

Forward-Looking Statements

Caution Regarding Forward Looking Statements

This document includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of Shift’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) events that impact the timing of the commencement of the exchange offer; (2) changes in the trading price of Shift’s common stock or the warrants; (3) the risk that the business combination disrupts Shift’s current plans and operations; (4) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, Shift’s ability to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (5) costs related to the business combination; (6) changes in applicable laws or regulations; (7) the possibility that Shift may be adversely affected by other economic, business, and/or competitive factors; (8) the operational and financial outlook of Shift; (9) the ability for Shift to execute its growth strategy; and (10) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Shift. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Shift undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Relations:

Mark Roberts, Blueshirt Capital Markets

IR@shift.com

Media Contact:

Jeff Fox, The Blueshirt Group

jeff@blueshirtgroup.com